FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Bitzero Holdings Inc. (the "Company" or "Bitzero")
505 Burrard Street, Suite 1100
Vancouver, BC V7X 1M5

Item 2: Date of Material Change

July 30, 2026.

Item 3: News Release

A news release was disseminated on July 30, 2026 through Newsfile and filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On July 30, 2026, the Company closed a private placement of 5,828,342 special warrants for aggregate gross proceeds of US$24,770,453.50.

Item 5.1: Full Description of Material Change

On July 30, 2026, the Company announced the closing of its previously announced private placement of 5,828,342 special warrants of the Company (each, a "Special Warrant") at a price of US$4.25 per Special Warrant for aggregate gross proceeds of approximately US$25 million (the "Offering"). The Company intends to use the net proceeds from the Offering for the repayment of certain outstanding indebtedness, continued development of its product and service offerings, potential future acquisitions, working capital and general corporate purposes.

Each Special Warrant will be automatically exercised, for no additional consideration, into one common share of the Company (each, a "Common Share") and one common share purchase warrant (each whole warrant, a "Warrant") on the earlier of: (i) the first business day after the Company files a prospectus supplement, or obtains a receipt from the applicable securities regulatory authorities in Canada for a final prospectus, qualifying the distribution of the Common Shares and Warrants issuable upon exercise of the Special Warrants; and (ii) the date that is four months and one day after the closing of the Offering. Each Warrant will be exercisable immediately upon issuance and will entitle the holder to purchase one Common Share at an exercise price of US$5.00 per Common Share for a period of five years from the date of issuance of the Special Warrants.

Clear Street LLC acted as the exclusive placement agent in connection with the Offering. Greenberg Traurig, LLP and Garfinkle Biderman LLP acted as legal counsel to the Company. Troutman Pepper Locke LLP and Miller Thomson LLP acted as legal counsel to Clear Street LLC.

In connection with the closing of the Offering, the Company entered into a registration rights agreement with the investors pursuant to which the Company agreed to file a registration statement with the Commission providing for the resale of the Common Shares issuable upon the deemed exercise of the Special Warrants and the Common Shares issuable upon exercise of the Warrants.

The securities described above were offered in a private placement under Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the "Act"), and Rule 506(b) of Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws and accordingly may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission (the "Commission") or an applicable exemption from such registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities being offered in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Mohammed Bakhashwain

+44 777 303 0394
Chief Executive Officer
E: mohammed@bitzero.com

Item 9: Date of Report

August 10, 2026.